Columbia Funds Series Trust

Columbia Funds Series Trust I

Columbia Funds Series Trust II

Columbia Funds Variable Series Trust II

225 Franklin Street

Boston, MA 02110

June 5, 2020

Mr. Jason P. Fox

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4720

Re:

Responses to SEC review of, and comments with respect to, N-CSR filings for Columbia Funds Series Trust (811-09645) years ended January 31, 2019 through April 30, 2019, Columbia Funds Series Trust I (811-04367) years ended January 31, 2019 through May 31, 2019, Columbia Funds Series Trust II (811-21852) years ended January 31, 2019 through May 31, 2019, and Columbia Funds Variable Series Trust II (811-22127) year ended December 31, 2019 (collectively, the “Trusts”).

Dear Mr. Fox,

This letter is in response to your comments provided telephonically on May 7, 2020 relating to the Trusts’ N-CSR filings references above. Your comments are set forth below, and each is followed by our response.

1.	Several of the funds disclose affiliated funds that are priced at the NAV as the practical expedient. Please discuss the usage of the practical expedient and how it aligns with ASC 820.

Response: ASC 820, as updated by ASU 2015-07, allows companies to present a security’s fair value using the net asset value per share (or its equivalent) as the practical expedient method for securities whose fair value is not able to be determined by the market price (i.e. published NAV). Because the Columbia Variable Portfolio Funds do not widely disseminate their NAV’s to the market or publish the NAVs on their Fund’s website page, the funds apply the practical expedient method to these investments. Using this method, the investments are reported separately in the fair value hierarchy table as “Assets at NAV”. As required for investments priced under this method, disclosure is included to describe the investments, their significant investment strategies, and the terms of investor redemptions for the investments.

2.

The Variable Portfolio Partners Core Bond Fund and Variable Portfolio Intermediate Bond Fund hold Uniform Mortgage Backed Securities (UMBS) TBAs issued under the Federal Housing Rules. Please supplementally describe if the funds received those securities in exchange for Fannie Mae or Freddie Mac issuers. Related to this, please describe the accounting impact of such exchange. Also, describe if the funds consider in its prospectus the additional risk of such TBA securities.

Responses to SEC Comments

June 5, 2020

Response: The funds did not exchange Freddie Mac or Fannie Mae securities for delivery of UMBS in TBA transactions for any of its UMBS holdings. Each UMBS TBA security held at period end was treated as a purchase transaction. In addition, the funds included the following TBA securities risk in their prospectus:

Forward Commitments on Mortgage-Backed Securities (including Dollar Rolls) Risk. When purchasing mortgage-backed securities in the “to be announced” (TBA) market (MBS TBAs), the seller agrees to deliver mortgage-backed securities for an agreed upon price on an agreed upon date, but may make no guarantee as to the specific securities to be delivered. In lieu of taking delivery of mortgage-backed securities, the Fund could enter into dollar rolls, which are transactions in which the Fund sells securities to a counterparty and simultaneously agrees to purchase those or similar securities in the future at a predetermined price. Dollar rolls involve the risk that the market value of the securities the Fund is obligated to repurchase may decline below the repurchase price, or that the counterparty may default on its obligations. These transactions may also increase the Fund’s portfolio turnover rate. If the Fund reinvests the proceeds of the security sold, the Fund will also be subject to the risk that the investments purchased with such proceeds will decline in value (a form of leverage risk). MBS TBAs and dollar rolls are subject to the risk that the counterparty to the transaction may not perform or be unable to perform in accordance with the terms of the instrument.

Fund Statements of Additional Information will be enhanced to add the following disclosure:

Under the direction of the Federal Housing Finance Agency, FNMA and FHLMC have entered into a joint initiative to develop a common securitization platform for the issuance of a uniform mortgage-backed security (the Single Security Initiative) that aligns the characteristics of FNMA and FHLMC certificates. The Single Security Initiative was implemented in June 2019, and the effects it may have on the market for mortgage-backed securities are uncertain.

3.	For zero coupon bonds, consider disclosing the effective rate rather than showing a zero-coupon rate.

Response: Management respectfully declines to accept this comment as we believe the current disclosure is compliant with Rule 12-12 footnote 4 of Regulation S-X. Furthermore, we note that this approach is consistent with the most common practices adopted in by the industry.

4.	Please confirm no fund held restricted securities at period end.

Response: Other than as described below, Management confirms that no fund holds restricted securities (securities which cannot be offered for public sale without first being registered) at period end.

Responses to SEC Comments

June 5, 2020

Upon reviewing and confirming the process for obtaining restricted securities, management noted one fair valued security held within the Columbia Seligman Communications and Information Fund (May 31 fiscal year end fund under the Columbia Funds Series Trust II) for which we believe it is appropriate to disclose as restricted going forward as the fund has a physical share certificate and there are restrictions with transfers that are not typically present for other equities traded on an exchange. The security was purchased on March 20, 2018 for $10,000,000 and was internally fair valued at $7,147,098 as of the May 31, 2019 report date, which represented 0.13% of total net assets.

We hope that these responses adequately address staff comments. If you have further questions or comments, please contact the undersigned at (212) 850-1703.

Sincerely,

/s/ Joseph D’Alessandro

Joseph D’Alessandro

Assistant Secretary